Exhibit 99.1

Yintech Reports Fourth Quarter and Full Year 2019 Unaudited Financial Results

2019 Total Revenues Increased by 54.5% to RMB1.69 Billion and Company Returned to Profitability with 2019 Net Income Attributable to Yintech of RMB85.7 Million

SHANGHAI, March 17, 2020 /PRNewswire/ — Yintech Investment Holdings Limited (NASDAQ: YIN) (“Yintech” or the “Company”), a leading provider of investment and trading services for individual investors in China, today announced its unaudited financial results for the fourth quarter and the full year of 2019.

Fourth Quarter and Full Year 2019 Financial Highlights

	For the quarter ended					For the year ended
In RMB million, except otherwise specified	31-Dec- 2018	30-Sep- 2019	31-Dec- 2019	Q4’19 vs. Q4’18	Q4’19 vs. Q3’19	31-Dec- 2018	31-Dec- 2019	Change
Revenues	295.2	501.2	447.2	51.5%	(10.8%)	1,094.7	1,691.8	54.5%
Net commissions and fees	273.4	458.7	385.4	41.0%	(16.0%)	941.9	1,399.6	48.6%
Net commissions and fees from commodities services	152.5	325.1	257.8	69.0%	(20.7%)	604.4	881.4	45.8%
Net commissions and fees from securities services	120.9	133.6	127.6	5.5%	(4.5%)	337.5	518.2	53.5%
Net income/(loss) attributable to Yintech	(727.7)	98.0	(26.5)	96.4%	(127.0%)	(863.0)	85.7	109.9%
Earnings/(loss) per ADS - diluted (RMB)	(10.39)	1.30	(0.36)			(12.03)	1.14

Non-GAAP data (Refer to “Reconciliation of GAAP to Non-GAAP Results”)
Non-GAAP net income/(loss) attributable to Yintech	(106.8)	105.9	(18.6)	82.6%	(117.6%)	(189.2)	130.9	169.2%
Non-GAAP earnings/(loss) per ADS - diluted (RMB)	(1.52)	1.40	(0.25)			(2.64)	1.74

“In the fourth quarter of 2019, we saw strong growth across our primary business on a year-over-year basis, increasing our total revenues by 51.5%, due to strong performances in our commodities and securities services as well as trading gains. Out total net revenues exceeded management’s high-end guidance by 9%,” said Mr. Wenbin Chen, Chairman and CEO of Yintech.

“With that, we finished the year of 2019 with solid business and financial growth. Net revenues from commodities and securities services grew by 48.6% as compared to 2018, propelled by flexible strategic approach we adopted in executing our business initiatives in evolving and dynamic market circumstance and solid growth of almost all of our products and services lines, demonstrating management’s strong execution capabilities.”

“We continued to build financial and balance sheet strength in 2019. We invested to drive growth while staying disciplined on expenses. We maintained a strong cash balance and overall liquidity position while returning capital to our shareholders. In 2019, our total revenues increased by 54.5% year-over-year to RMB1.7 billion, and more encouragingly, we have returned to profitability with RMB85.7 million in net income attributable to our shareholders.”

“As we look ahead to 2020, while remaining focused on executing our strategy of serving Chinese retail investors’ evolving needs by offering a diverse portfolio of commodities and securities products and providing industry leading service experience. We will look to explore new approaches to grow our business, particularly in producing premium online learning content and strengthening our research capabilities. We believe this approach will position us well for growth and have positive impact to the margins.”

“On March 16, 2020, our board of directors passed a resolution to approve the proposal to distribute a cash dividend of US$0.30 per ADS for the year ended December 31, 2019. We believe this demonstrates our solid financial position and strong commitment to creating long-term value for our shareholders.”

“Finally, with respect to the COVID-19 outbreak, we have contributed necessary financial support to the affected communities and classes as we move through this challenging time. We are closely monitoring the evolving situation, but in the foreseeable future we do not anticipate a dramatic negative impact to our business given the online nature of it. Instead, we saw the recent volatility of global financial markets and spot gold trading may represent more opportunities to us and our clients,” Mr. Wenbin Chen concluded.

Fourth Quarter 2019 Financial Results

Revenues for the quarter were RMB447.2 million (US$64.2 million), compared with RMB295.2 million in the same quarter last year and RMB501.2 million in the previous quarter, representing an increase of 51.5% year-over-year and a decrease of 10.8% from the previous quarter. The year-over-year increase was mainly due to increases in commissions and fees from commodities services and trading gains. The quarter-over-quarter decrease was mainly due to a decrease in commissions and fees from both commodities and securities services.

Net commissions and fees for the quarter were RMB385.4 million (US$55.4 million), representing an increase of 41.0% year-over-year and a decrease of 16.0% from the previous quarter, primarily due to the reasons stated above.

Customer trading volume for the quarter was RMB699.3 billion (US$100.4 billion), representing an increase of 67.8% year-over-year primarily due to an increase in trading volume of spot commodities and a decrease of 32.4% from the previous quarter, mainly as a result of the decrease in trading volumes of spot commodities.

Customer trading volume for commodities (representing customer trading volume of spot and futures commodities) was RMB693.3 billion (US$99.6 billion) during the quarter, an increase of 67.5% year-over-year and a decrease of 31.9% from the previous quarter.

Net commissions and fees from commodities services for the quarter were RMB257.8 million (US$37.0 million), representing an increase of 69.0% year-over-year and a decrease of 20.7% from the previous quarter. The year-over-year increase was primarily attributable to an increase in customer trading volume for commodities.

Effective fee rate for commodities (representing net commissions and fees from commodities services as a percentage of customer trading volume for commodities) for the quarter was 0.037%, compared with 0.037% in the same quarter last year and 0.032% in the previous quarter.

Customer trading volume for securities (representing customer trading volume of overseas securities brokerage) was RMB6.0 billion (US$0.9 billion) during the quarter, representing an increase of 100.0% year-over-year and a decrease of 63.4% from the previous quarter. The volatility in securities trading was mainly the result of the Company’s strategy shift to accommodate the market and policy environment of the corresponding quarter on an ongoing basis.

Net commissions and fees from securities services for the quarter were RMB127.6 million (US$18.3 million), representing an increase of 5.5% year-over-year and a decrease of 4.5% from the previous quarter.

Effective fee rate for securities (representing net commissions and fees from overseas securities brokerage services as a percentage of customer trading volume for overseas securities brokerage) for the quarter was 0.113%, compared with 0.179% in the same quarter last year and 0.080% in the previous quarter.

Expenses for the quarter were RMB429.5 million (US$61.7 million), a decrease of 58.7% year-over-year mainly because of decrease in impairment of goodwill and intangible assets and an increase of 16.3% from the previous quarter as a result of our incremental research and technology investment.

Net loss for the quarter was RMB12.9 million (US$1.9 million), compared with net loss of RMB732.2 million in the same quarter last year and net income of RMB113.7 million in the previous quarter.

Net loss attributable to Yintech for the quarter was RMB26.5 million (US$3.8million), compared with net loss of RMB727.7 million in the same quarter last year and net income of RMB98.0 million in the previous quarter.

Non-GAAP net loss attributable to Yintech (Refer to “Reconciliation of GAAP to Non-GAAP Results”) for the quarter was RMB18.6 million (US$2.7 million), compared with net loss of RMB106.8 million in the same quarter last year and net income of RMB105.9 million in the previous quarter.

Diluted loss per ADS for the quarter was RMB0.36 (US$0.05), compared with diluted loss per ADS of RMB10.39 in the same quarter last year and diluted earnings per ADS of RMB1.30 in the previous quarter.

Non-GAAP diluted loss per ADS (Refer to “Reconciliation of GAAP to Non-GAAP Results”) for the quarter was RMB0.25 (US$0.04), compared with non-GAAP diluted loss per ADS of RMB1.52 in the same quarter last year and non-GAAP diluted earnings per ADS of RMB1.40 in the previous quarter.

Full Year 2019 Financial Results

Revenues for the full year 2019 was RMB1,691.8 million (US$243.0 million), an increase of 54.5% from RMB1,094.7 million for the full year 2018, mainly due to the increase in net commissions and fees.

Net commissions and fees for the full year 2019 were RMB1,399.6 million (US$201.0 million), an increase of 48.6% from RMB941.9 million for the full year 2018 due to our clients’ growing demand on our commodities and securities products and services.

Customer trading volume for the full year 2019 was RMB2,665.6 billion (US$382.9 billion), an increase of 54.0% from RMB1,730.7 billion for the full year 2018.

Customer trading volume for commodities (representing customer trading volume of spot and futures commodities) for the full year 2019 was RMB2,516.1 billion (US$361.4 billion), an increase of 46.5% from RMB1,717.5 billion for the full year 2018.

Net commissions and fees from commodities services for the full year 2019 were RMB881.4 million (US$126.6 million), an increase of 45.8% from RMB604.4 million for the full year 2018.

Effective fee rate for commodities (representing net commissions and fees from commodities services as a percentage of customer trading volume for commodities) for the full year 2019 was 0.035%, the same with the full year 2018.

Customer trading volume for securities (representing customer trading volume of overseas securities brokerage) for the full year 2019 was RMB149.5 billion (US$21.5 billion), an increase of 1,032.6% from RMB13.2 billion for the full year 2018.

Net commissions and fees from securities services for the full year 2019 were RMB518.2 million (US$74.4 million), an increase of 53.5% from RMB337.5 million for the full year 2018.

Effective fee rate for securities (representing net commissions and fees from overseas securities brokerage services as a percentage of customer trading volume for overseas securities brokerage) for the full year 2019 was 0.059%, compared with 0.382% for the full year 2018.

Expenses for the full year 2019 were RMB1,433.3 million (US$205.9 million), a decrease of 27.1% from RMB1,967.1 million for the full year 2018 mainly because of decrease in impairment of goodwill and intangible assets.

Net income for the full year 2019 was RMB130.6 million (US$18.8 million), compared to net loss of RMB873.4 million for the full year 2018.

Net income attributable to Yintech for the full year 2019 was RMB85.7 million (US$12.3 million), compared to net loss of RMB863.0 million for the full year 2018.

Non-GAAP net income attributable to Yintech (Refer to “Reconciliation of GAAP to Non-GAAP Results”) for the full year 2019 was RMB130.9 million (US$18.8 million), compared to net loss of RMB189.2 million for the full year 2018.

Diluted earnings per ADS for the full year 2019 was RMB1.14 (US$0.16), compared with diluted loss per ADS of RMB12.03 for the full year 2018.

Non-GAAP diluted earnings per ADS (Refer to “Reconciliation of GAAP to Non-GAAP Results”) for the full year 2019 was RMB1.74 (US$0.25),compared with non-GAAP diluted loss per ADS of RMB2.64 for the full year 2018.

As of December 31, 2019, the Company had RMB2,105.4 million (US$302.4 million) in cash and short term investments, compared with RMB1,736.9 million as of December 31, 2018.

As of December 31, 2019, total shareholders’ equity of Yintech was RMB2,771.4 million (US$398.1 million), compared with RMB2,625.0 million as of December 31, 2018.

Business Outlook

Based on the information available as of the date of this press release, Yintech provides the following outlook, which reflects the Company’s current and preliminary view and is subject to change:

2020 First Quarter Guidance

•                  Revenues from commissions, interest income and other revenues will be the range of RMB380 million to RMB400 million.

•                  Revenues from trading gains will be in the range of RMB70 million to RMB90 million.

Share Repurchase Program

On May 30, 2019, the Company announced a share repurchase program whereby Yintech is authorized to repurchase up to US$20 million of its issued and outstanding ADSs during the following 12-month period. As of December 31, 2019, the Company had purchased an aggregate of 274,970 ADSs for a total amount slightly over US$1,342 thousand since June 1, 2019.

Dividend

Yintech’s board of directors has approved a dividend of US$0.30 per ADS for full year 2019. Such amount includes a regular annual dividend of US$0.10 per ADS (equivalent to approximately 40% of the Company’s consolidated net profit), plus a special dividend of US$0.20 per ADS, which is expected to be paid on or around April 15, 2020 to shareholders of record as of the close of business on March 31, 2020.

The Company maintains a strong commitment to creating value for its shareholders through dividends, while the timing, amount and form of future dividends, will depend on, among other things, the Company’s future results of operations and cash flow, capital requirements and surplus, the amount of distributions, if any, received by the Company from its subsidiaries, financial condition, contractual restrictions and other factors deemed relevant by the Company’s board of directors.

Discussion of Non-GAAP Financial Measures

In addition to disclosing financial results prepared in accordance with U.S. GAAP, the Company’s earnings release contains non-GAAP financial measures that exclude the effects of all forms of share-based compensation, as well as impairment and amortization of intangible assets and/or goodwill in relation to the acquisition of Gold Master. The reconciliation of these non-GAAP financial measures to the nearest GAAP measures is set forth in the table captioned “Reconciliation of GAAP to Non-GAAP Results” below.

The non-GAAP financial measures disclosed by the Company should not be considered a substitute for financial measures prepared in accordance with U.S. GAAP. The financial results reported in accordance with U.S. GAAP and reconciliation of GAAP to non-GAAP results should be carefully evaluated. The non-GAAP financial measure used by the Company may be prepared differently from, and therefore may not be comparable to, similarly titled measures used by other companies.

When evaluating the Company’s operating performance in the periods presented, management reviewed the non-GAAP net income and non-GAAP EPS results reflecting adjustments to exclude the impact of share-based compensation as well as impairment and amortization of intangible assets and/or goodwill in relation to the acquisition of Gold Master to supplement U.S. GAAP financial data. As such, the Company believes that the presentation of the non-GAAP net income and the diluted non-GAAP income per ADS provides important supplemental information to investors regarding financial and business trends relating to the Company’s financial condition and results of operations in a manner consistent with that used by management. Pursuant to U.S. GAAP, the Company recognized significant amounts of expenses for the restricted shares and share options, as well as amortization of intangible assets in relation to the acquisition of Gold Master in the periods presented. The Company utilized the non-GAAP financial results to make financial results comparable period to period and to better understand its historical business operations.

Currency Conversion

This announcement contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the exchange rate of RMB6.9618 to US$1.00, as set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2019. No representation is intended to imply that these Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollar amounts at such rate, or at any other rate.

Conference Call Information

The Company will host a conference call to discuss the earnings at 8:00 a.m. U.S. Eastern Time on Tuesday, March 17, 2020 (8:00 p.m. Hong Kong Time on the same day).

Dial-in numbers for the live conference call are as follows:

International	+1 412 902 4272
U.S. Toll Free	+1 888 346 8982
Mainland China Toll Free	400 120 1203
Hong Kong	+852 3018 4992
Hong Kong Toll Free	800 905 945
Passcode	Yintech

A telephone replay of the call will be available after the conclusion of the conference call through 11:59 p.m. Hong Kong Time, March 24, 2020.

Dial-in numbers for the replay are as follows:

International Dial-in:	1 412 317 0088
U.S. Toll Free:	1 877 344 7529
Passcode:	10139937

A live and archived webcast will be available on the Investor Relations section of Yintech’s website at http://ir.yintech.net/.

Safe Harbor Statement

All statements other than statements of historical fact contained in this release, including statements regarding future results of the operations of the Company are forward-looking statements, which are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to a number of risks, uncertainties and assumptions that could cause actual results to differ materially. Factors that might cause or contribute to such differences include, but are not limited to: the Company’s ability to effectively acquire and retain its customers; the Company’s diversification of its business among different commodity exchanges; the adjustments in commissions and other fees set by relevant commodity exchanges; the Company’s ability to constantly upgrade its technology platform and software; general market conditions of online spot commodity trading industry and stock market; intense competition among service providers in this industry; the Company’s relatively short operating history; the price of the Company’s ADSs and changing market conditions for its ADSs; acquisition-related risks, including unknown liabilities and integration risks; as well as those risks detailed from time to time under the caption “Risk Factors” and elsewhere in the Company’s Securities and Exchange Commission filings and reports, including in the Company’s annual report on Form 20-F for the year ended December 31, 2018. In addition, the Company operates in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for the management to predict all risks, nor can the Company assess the impact of all factors on its business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements that the Company may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release are inherently uncertain and may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Accordingly, you should not rely upon forward-looking statements as predictions of future events. The Company does not undertake any obligation to update publicly or revise any forward-looking statements for any reason after the date of this release, nor to conform these statements to actual results, future events, or to changes in the Company’s expectations.

About Yintech

Yintech (NASDAQ: YIN) is a leading provider of investment and trading services for individual investors in China. Yintech strives to provide best-in-class financial information, investment tools and services to its customers by leveraging financial technology and mobile platforms. Currently, Yintech is focused on the provision of gold and other commodities trading services, securities advisory services, securities information platform services, overseas securities trading services and asset management services.

Operational Highlights

	For the three months ended			For the year ended
	31-Dec-	30-Sep-	31-Dec-	31-Dec-	31-Dec-
	18	19	19	18	19
Customer trading volume (in RMB billion)[1]
Commodities services[2]	413.8	1,017.6	693.3	1,717.5	2,516.1
Securities services[3]	3.0	16.4	6.0	13.2	149.5
Total	416.8	1,034.0	699.3	1,730.7	2,665.6

Net commissions and fees (in RMB million)
Commodities services[2]	152.5	325.1	257.8	604.4	881.4
Securities services[3]	120.9	133.6	127.6	337.5	518.2
Total	273.4	458.7	385.4	941.9	1,399.6

Effective fee rate[4]	0.038%	0.033%	0.038%	0.038%	0.036%
Commodities services[5]	0.037%	0.032%	0.037%	0.035%	0.035%
Securities services[6]	0.179%	0.080%	0.113%	0.382%	0.059%

Active accounts[7]	20,977	27,718	26,409	40,240	42,902

Tradable accounts[8]	126,539	144,674	151,553	126,539	151,553

Note

[1] Represents customer trading volume of spot and futures commodities as well as overseas securities, including RMB1,017.6 billion in trading volume of spot and futures commodities in the third quarter of 2019 and RMB693.3 billion in the Fourth Quarter of 2019.

[2] Represents net commissions and fees earned from customer trading of spot and futures commodities contracts.

[3] Represents net commissions and fees earned by providing securities advisory services, securities information platform services, overseas securities trading services and asset management services to customers.

[4] Represents net commissions and fees from commodities and overseas securities brokerage services as a percentage of customer trading volume.

[5] Represent net commissions and fees from commodities services as a percentage of customer trading volume for commodities.

[6] Represent net commissions and fees from overseas securities brokerage services as a percentage of customer trading volume for overseas securities brokerage.

[7] Refers to a regular customer account that executed at least one trade of spot and futures commodities contracts or a customer account that executed at least one trade of overseas securities through us during the period.

[8] Refers to a regular customer account that has been activated for trading of spot and futures commodities contracts or a customer account that has been activated for trading of overseas securities and has remained tradable as of the end of the given period.

Consolidated Statements of Comprehensive Income

In RMB ‘000, except otherwise specified

	For the Three Months Ended			For the year ended
	31-Dec-18	30-Sep-19	31-Dec-19	31-Dec-18	31-Dec-19
Revenue
Commission	273,379	458,710	385,403	941,868	1,399,575
Trading gains and (losses)	(9,698)	21,637	39,085	34,333	207,857
Interest income	8,540	9,338	10,041	18,128	35,000
Other revenues	22,956	11,561	12,622	100,415	49,373
	295,177	501,246	447,151	1,094,744	1,691,805
Expenses
Commission expense	(2,012)	(113)	(93)	(2,012)	(576)
Employee compensation and benefits	(228,896)	(215,342)	(235,944)	(808,292)	(841,205)
Advertising and promotion expenses	(89,008)	(92,604)	(116,496)	(223,265)	(339,755)
Information technology and communications	(6,705)	(5,010)	(9,840)	(32,421)	(33,119)
Occupancy and Equipment Expenses	(32,669)	(22,148)	(26,090)	(115,810)	(98,956)
Taxes and surcharges	(1,781)	(1,591)	(1,862)	(6,455)	(5,893)
Intangible asset amortization	(13,706)	(7,005)	(7,047)	(56,515)	(28,053)
Impairment of goodwill and intangible asset	(639,000)	—	—	(639,000)	—
Other expenses	(27,414)	(25,480)	(32,153)	(83,334)	(85,755)
	(1,041,191)	(369,293)	(429,525)	(1,967,104)	(1,433,312)

Profit/(loss) before income taxes	(746,014)	131,953	17,626	(872,360)	258,493
Income tax (expenses)/benefit	13,776	(18,283)	(30,563)	(1,028)	(127,925)
Net income/(loss)	(732,238)	113,670	(12,937)	(873,388)	130,568
Less: Net income/(loss) attributable to non-controlling interests	(4,586)	15,646	13,577	(10,350)	44,888
Net income/(loss) attributable to Yintech	(727,652)	98,024	(26,514)	(863,038)	85,680
Other comprehensive income/(loss)	(5,933)	12,991	(10,334)	22,538	3,104
Comprehensive income/(loss) attributable to Yintech	(733,585)	111,015	(36,848)	(840,500)	88,784

Earnings/(loss) per ADS[9](RMB)
Basic	(10.39)	1.35	(0.36)	(12.03)	1.17
Diluted	(10.39)	1.30	(0.36)	(12.03)	1.14

Weighted average number of shares (‘000)
Basic	1,400,712	1,454,572	1,456,956	1,435,147	1,459,618
Diluted	1,400,712	1,507,675	1,456,956	1,435,147	1,508,309

Number of shares outstanding at the end of the period (‘000)	1,428,942	1,427,931	1,431,079	1,428,942	1,431,079

[9] Each ADS represents 20 ordinary shares.

Consolidated Balance Sheets

In RMB ‘000, except otherwise specified

	31-Dec-18	30-Sep-19	31-Dec-19
Assets
Cash	257,789	208,636	209,507
Entrusted bank balances held on behalf of customers	73,226	52,016	89,157
Short term investments	1,479,109	1,815,836	1,895,874
Deposits with clearing organizations	34,215	20,568	20,330
Amount due from related parties	25,000	20,000	20,000
Equipment and leasehold improvements	24,316	14,797	13,844
Deferred tax assets	31,239	19,177	27,206
Goodwill	637,147	637,175	637,835
Intangible assets	330,247	309,213	302,613
Accounts receivable	180,230	219,651	164,391
Operating lease right-of-use assets	—	64,881	34,476
Other assets	155,648	208,821	225,302
Equity method investments	24,730	24,690	24,845
Total assets	3,252,896	3,615,461	3,665,380

Liabilities and shareholders’ equity
Amount due to related parties	—	3,644	4,426
Deferred tax liabilities	79,618	96,503	118,469
Income tax payable	95,415	155,063	171,793
Accounts payable	119,469	80,516	114,552
Accrued employee benefits	189,042	226,754	271,965
Operating lease liabilities	—	60,147	30,846
Other liabilities	144,392	199,589	181,883
Total liabilities	627,936	822,216	893,934

Equity attributable to Yintech’s shareholder	2,517,229	2,654,203	2,618,550
Equity attributable to non-controlling interests	107,731	139,042	152,896
Total shareholders’ equity	2,624,960	2,793,245	2,771,446

Total liabilities and shareholders’ equity	3,252,896	3,615,461	3,665,380

Reconciliation of GAAP to Non-GAAP Results

In RMB ‘000, except otherwise specified

	For the three months ended			For the year ended
	31-Dec-18	30-Sep-19	31-Dec-19	31-Dec-18	31-Dec-19
Net income/(loss) attributable to Yintech	(727,652)	98,024	(26,514)	(863,038)	85,680
Add: Share-based compensation	5,065	3,138	3,223	27,107	26,261
Add: Amortization of intangible assets in relation to the acquisition of Gold Master, net of tax effect	10,303	4,737	4,737	41,212	18,948
Add: impairment of goodwill and intangible assets in relation to the acquisition of Gold Master, net of tax effect	605,500	—	—	605,500	—
Non-GAAP net income/(loss) attributable to Yintech	(106,784)	105,899	(18,554)	(189,219)	130,889

Non-GAAP earnings/(loss) per ADS[9] (RMB)
Basic	(1.52)	1.46	(0.25)	(2.64)	1.79
Diluted	(1.52)	1.40	(0.25)	(2.64)	1.74

[9] Each ADS represents 20 ordinary shares.

For investor and media inquiries, please contact:

Yintech

Yvonne Young
Phone: +86 21 2028 9009 ext 8270
E-mail: ir@yintech.cn